Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-181299

March 27, 2013

Frontier Communications Corporation

Pricing Term Sheet

Issuer:	Frontier Communications Corporation

Securities:	Senior Notes due 2024

Principal Amount:	$750,000,000

Net Proceeds to Frontier (before expenses):	$736,875,000

Maturity:	April 15, 2024

Coupon:	7.625%

Price:	100.00% of aggregate principal amount

Yield to maturity:	7.625%

Spread to Benchmark Treasury:	565 basis points

Benchmark Treasury:	UST 7.50% due November 15, 2024

Benchmark Treasury Yield:	1.980%

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2013

Make-whole call:	At any time at a discount rate of Adjusted Treasury Rate plus 50 basis points

Change of Control:	101% plus accrued and unpaid interest, if any

Trade Date:	March 27, 2013

Settlement(1):	T+9; April 10, 2013

CUSIP/ISIN:	35906A AN8 / US35906AAN81

Ratings(2):	Ba2/BB- (existing)

Underwriting discount:	1.750%

Min. Allocation:	$2,000

Increments:	$1,000

(1) We expect that delivery of the notes will be made against payment therefor on or about April 10, 2013, which is the ninth business day following the date hereof (such settlement cycle being referred to as T+9). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly purchasers who wish to trade the notes on the date of pricing or the next succeeding five business days will be required, by virtue of the fact that the notes initially will settle in T+9, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next succeeding five business days should consult their own advisors.

(2) These securities ratings have been provided by Moody’s and S&P. Neither of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The issuer and the underwriters have agreed to a 30 day clear market provision.

Increase in Offering Size; Amendment of Tender Offers

Disclosures set forth throughout the preliminary prospectus supplement and the accompanying prospectus are updated to reflect (1) the increase in the size of the offering from an aggregate principal amount of $500.0 million to $750.0 million and (2) the commencement of a modified “Dutch Auction” tender offer (the “2017 Tender Offer”) for up to $225.0 million aggregate principal amount of our outstanding 8.250% Senior Notes due 2017 (the “2017 notes”) described below. As of March 27, 2013, we had $1,040.7 million aggregate principal amount of 2017 notes outstanding (including $208.8 million of our 2017 notes which we agreed to repurchase in an unconditional and binding privately negotiated transaction). All figures presented as giving effect to the offering, including net proceeds from the offering, as adjusted cash and cash equivalents, long-term borrowings and total capitalization are adjusted accordingly to give effect to the increase in the offering size and an assumed use of a portion of the net proceeds and available cash on hand to purchase the 2017 notes in the 2017 Tender Offer and in the privately negotiated transaction. Terms used but not defined in this Pricing Term Sheet are used as defined in the preliminary prospectus supplement and the accompanying prospectus.

Modified “Dutch Auction” Tender Offer for 2017 Notes

In addition to the tender offers previously announced with respect to the March 2015 notes and the April 2015 notes (the “2015 Tender Offers”), we have commenced a separate tender offer to purchase up to $225.0 million aggregate principal amount of 2017 notes. The net proceeds of the notes offering, together with cash on hand, will be applied (i) to purchase March 2015 notes and April 2015 notes validly tendered by the Early Tender Date, promptly following the Early Tender Date, and (ii) to purchase (x)

March 2015 notes and April 2015 notes validly tendered after the Early Tender Date and by the Expiration Date and (y) 2017 notes, whether tendered by the Early Tender Date or after the Early Tender Date and by the Expiration Date, promptly following the Expiration Date. The price per $1,000 aggregate principal amount of 2017 notes accepted for purchase will be determined pursuant to a modified “Dutch Auction” procedure pursuant to which holders may submit bids to have their 2017 notes purchased in the 2017 Tender Offer in the range of $1,160 per $1,000 to $1,200 per $1,000. Holders tendering their 2017 notes by the Early Tender Date will be entitled to receive an early tender premium of $30.00 per $1,000 of 2017 notes (which early tender premium is included within the range set forth above and will be subtracted in the case of 2017 notes tendered after the Early Tender Date and prior to the Expiration Date). The 2017 Tender Offer will expire at 9:00 a.m., New York City time, on April 24, 2013, unless extended by us pursuant to the terms of the 2017 Tender Offer. The successful completion of this offering is an express condition to our obligation to purchase securities tendered pursuant to the 2017 Tender Offer, but the completion of the 2017 Tender Offer is not a condition to the sale of the notes. We reserve the right in our sole discretion to amend or extend the terms of, or terminate, the 2017 Tender Offer at any time. We may not be able to repurchase all the debt sought to be purchased in the 2017 Tender Offer on the terms described above or at all. If the 2017 Tender Offer is terminated for any reason (other than the termination of this offering) or if any net proceeds remain after application of the net proceeds as described above, we intend to use such proceeds of this offering as described in the preliminary prospectus supplement and the accompanying prospectus.

The 2017 notes were issued on April 12, 2010 under the Indenture dated as of April 12, 2010, as amended and supplemented, by and between New Communications Holdings Inc. and The Bank of New York Mellon, as trustee, which Frontier became the obligor of in connection with the closing of the acquisition of the Acquired Business. Interest on the 2017 notes is payable semiannually at the rates of 8.250% per annum. The 2017 notes mature on April 15, 2017. Certain of the underwriters or their affiliates hold a position in the 2017 notes, which are the subject of the 2017 Tender Offer, and accordingly may receive a portion of the proceeds of the offering of the notes.

Other Information

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC c/o Broadridge Financial Solutions toll-free at (866) 806-9204.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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